

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 31, 2008

Bernard L. Han
Chief Financial Officer
DISH Network Corporation
9601 South Meridian Boulevard
Englewood, CA 80112

      Re: **DISH Network Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed February 26, 2008
               File No. 0-26176

Dear Mr. Han:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director